VIA EDGAR

November 12, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: David C. Lin, Esq., General Attorney

(202) 551-3552

Re:	Farmers National Banc Corp.

Registration Statement on Form S-4

Filed October 25, 2019,

as Amended on November 12, 2019

File No. 333-234339

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Farmers National Banc Corp. (the “Registrant”) hereby requests that the effectiveness pursuant to the Securities Act of its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 25, 2019, as amended on November 12, 2019 (the “Registration Statement”), be accelerated to 12:00 p.m., Eastern Time, on November 14, 2019, or as soon as practicable thereafter. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Bret Treier of Vorys, Sater, Seymour and Pease LLP with any questions you may have concerning this request. In addition, please notify Mr. Treier when this request for acceleration has been granted.

Sincerely,

/s/ Kevin J. Helmick
Kevin J. Helmick, President and Chief Executive Officer

cc:	J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease LLP